Cobham plc, Brook Road, Wimborne
Dorset, England BH21 2BJ
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

RECEIVED

2006 JAN 12 P 1:01

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Our ref: L/COB/88.2/19556

06010221

6th January 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

PROCESSED

JAN 18 2006

THOMSON
FINANCIAL

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement regarding contract wins dated 5 January 2006.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

File no. 82-34923

RECEIVED
2006 JAN 12 P 1:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Re Contract
Released	07:00 05-Jan-06
Number	4637W

RNS Number:4637W
Cobham PLC
05 January 2006

COBHAM WINS CONTRACTS WORTH £10M IN USA, CANADA AND UK

Cobham plc (Cobham) announces the award of three contracts for military equipment worth more than £10m in total by the Boeing Company (Boeing), Canada's Department of National Defence (DND) and the UK MoD.

Sargent Fletcher Inc, part of the Cobham Air Refuelling & Auxiliary Mission Equipment Division, has been awarded a follow-on Lot 2 contract by Boeing worth more than US$11m for its BRU-61/A pneumatic Weapons Carriage Release System Assembly. The first weapon integrated on the carriage will be the Boeing Small Diameter Bomb, a 250 pound class GPS-aided glide weapon. The US Air Force plans to use the BRU-61/A to deliver a family of miniature munitions in the future. Seimac Limited, part of the Cobham Avionics and Surveillance Division, has been awarded a contract worth more than C$3m by DND for personal locator beacons, to be used by Canadian Air Force aircrews during operational and training missions. Wallop Defence Systems secured an order worth more than £2.5m under its innovative long term Partnering Agreement with the UK MoD's Defence General Munitions Integrated Project Team.

Allan Cook, Cobham Chief Executive, said,
"We continue to consolidate our position on key platforms and programmes around the world with innovative products and solutions."

NOTES TO EDITOR

Cobham plc - with five technology divisions and one in a service sector designs and manufactures equipment, specialised systems and components for the aerospace, defence, communications, law enforcement and national security markets and operates, maintains and modifies aircraft particularly in relation to special mission flight operations

Cobham Air Refuelling and Auxiliary Mission Equipment Division - specialises in the provision of tactical tanking for helicopters, buddy-buddy and special operations as well as strategic tanking for deployment and sustainment of fixed and rotary wing aircraft. The division also designs and manufactures: external fuel tanks, missile launchers, pneumatic and pyrotechnic bomb ejection, defensive aid chaff and flare systems, pneumatic multi-store carriers, aerial targets, filtration and liquid separation systems, and area, terminal and ground movement control systems.

Cobham Avionics and Surveillance Division - specialises in advanced communications technology to provide synthetic vision EFIS, transceivers, beacons, digital autopilot

controls, electronic clocks, navigation lights, and audio management systems incorporating features such as high speed scanning, encryption, spread spectrum modems, terrain modeling, programmable memory and automated AGRAS operation.

Wallop Defence Systems Ltd manufactures and supplies aircraft Infrared countermeasures, decoy, flares, anti-ship missile countermeasures, anti-submarine warfare countermeasures, power cartridges, pyrotechnics, rockets, flares and smoke signals.

ENQUIRIES
Cobham plc +44 (0) 1202 882020
Allan Cook, Chief Executive
Warren Tucker, Group Financial Director

Weber Shandwick Square Mile +44 (0) 20 7067 0746
Helen Thomas

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close